Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 20, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Perry Hindin
Anne Parker
Division of Corporate Finance
Office of Manufacturing

Altimar Acquisition Corp. II

Draft Registration Statement on Form S-4

Submitted August 3, 2021

File No. 377-05305

Ladies and Gentlemen:

On behalf of our client, Altimar Acquisition Corp. II, a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 30, 2021 (the “Comment Letter”) relating to the above-referenced draft registration statement (the “Draft Registration Statement”). The Registrant has also revised the Draft Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement which reflects these revisions (such revised filing, the “Registration Statement”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Draft Registration Statement on Form S-4

Q: WHAT WILL FATHOM EQUITYHOLDERS RECEIVE IN THE BUSINESS COMBINATION?, page 14

1.

Clause (a)(ii) of the answer to this question states “minus up to $25,000,000 to be contributed by Altimar II to the balance sheet of Fathom OpCo.” Clause (a)(iii) states “minus up to $42,000,000 to be used to pay down certain indebtedness of Fathom OpCo.” Disclose the factors that will be considered in determining the actual amounts that Altimar will contribute to the balance sheet of Fathom Opco and use to pay down Fathom OpCo indebtedness. Please also provide an estimate of transaction expenses referenced in clause (a)(iv).

United States Securities and Exchange Commission

September 20, 2021

Response to Comment 1

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 14 and 15 of the Registration Statement and in other places in the Registration Statement where similar disclosure appears.

2.

Refer to clause (b) and the reference to “Allocation Schedule.” With a view towards disclosure, please advise why the term is not defined in the prospectus and why such information is not material to a shareholder’s investment decision. It appears that the Allocation Schedule will not be determined until closing of the business combination.

Response to Comment 2

The Registrant respectfully acknowledges the Staff’s comment and confirms that the Allocation Schedule will not be determined until the Closing of the Business Combination. In response to the Staff’s comment, the Registrant has added a definition of “Allocation Schedule” under “SELECTED DEFINITIONS” and revised the answer to the referenced “Q&A” question on page 15 to describe the allocation methodology to be followed in the Allocation Schedule at the Closing. In addition, the corresponding disclosure regarding consideration to be received in the Business Combination appearing in the prospectus summary on pages 31 and 32 and under “BUSINESS COMBINATION AGREEMENT” on pages 115 and 116 has been similarly revised.

Sources and Uses of Funds, page 35

3.

Disclosure in this section assumes no redemptions by Public Shareholders and also excludes impact of warrants and interest income on the Trust Account. Please supplement this disclosure to include a sensitivity analysis showing a range of sources and uses based on different assumptions.

Response to Comment 3

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 38 through 39 of the Registration Statement.

The Proposed Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum..., page 71

4.

Disclosure in the first paragraph of this risk factor indicates that “the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum” for claims arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise the disclosure to state that there is uncertainty as to whether a court would enforce this provision. Please make conforming revisions elsewhere in the prospectus where applicable.

Response to Comment 4

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 77, 151 and 295 of the Registration Statement.

Some of Altimar II’s officers and directors may have conflicts of interest..., page 73

5.

Please quantify any fees, out-of-pocket expenses and any loans extended for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response to Comment 5

In response to the Staff’s comment, the Registrant has revised its disclosure on page 78 through 79 of the Registration Statement to reflect out-of-pocket expenses for which the Sponsor and its affiliates are currently awaiting reimbursement. The Registrant respectfully advises the Staff that

United States Securities and Exchange Commission

September 20, 2021

there are no material fees, out-of-pocket expenses or loans extended for which the Registrant’s officers and directors are currently awaiting reimbursement and therefore, the Registrant has not provided disclosure to that effect.

Altimar II’s shareholders will experience dilution..., page 75

6.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response to Comment 6

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 13, 14 and 82 of the Registration Statement.

7.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response to Comment 7

In response to the Staff’s comment, the Registrant has revised it disclosure on pages 82 through 83 to disclose the sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination by quantifying the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the zero redemption, low redemption, high redemption and maximum redemption scenarios discussed below in the Registrant’s response to comment no. 28.

Pursuant to the Tax Receivable Agreement, Fathom will be required to make payments to Blocker TRA Parties and Exchange TRA Parties..., page 79

8.

Disclosure in this risk factor indicates that Fathom expects that the payments it will make under the Tax Receivable Agreement will be “substantial” and could have a “material adverse effect” on Fathom’s financial condition and that the amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of exchanges, the market price of the Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of the recognition of Fathom’s income. Please quantify the range of potential payments by including a sensitivity analysis showing a range of payments based on enumerated assumptions related to the above factors.

Response to Comment 8

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 87 and 88 and on pages 227 and 228 of the Registration Statement.

United States Securities and Exchange Commission

September 20, 2021

Background of the Business Combination , page 92

9.

Disclosure on page 95 indicates that on June 21, 2021, Altimar II entered into an engagement letter with J.P. Morgan and Stifel, which provides that J.P. Morgan’s Equity Capital Markets Group and Stifel will serve as co-placement agents in connection with the PIPE Investment. With a view towards risk factor disclosure, please advise what conflicts of interest may exist or arise as a result of J.P. Morgan’s and Stifel’s relationship with Fathom OpCo as financial advisors with respect to the Business Combination and such advisors’ status as co-placement agents in connection with the PIPE Investment.

Response to Comment 9

In response to the Staff’s comment, the Registrant has revised the Registration Statement on page 79 through 80 to include a new risk factor relating to conflicts of interest that may exist or arise as a result of J.P. Morgan’s and Stifel’s roles in the Business Combination and the PIPE Investment.

Altimar II’s Board of Directors’ Reasons for Approval of the Business Combination, page 97

10.

With a view towards disclosure, please advise what consideration the parties gave to disclosing the Fathom OpCo’s management projections given that the Board reviewed such projections before reaching its decision. In responding to this comment, please advise why the parties believe such disclosure is not necessary for investors to make a reasonably informed voting and investment decision, including such investors’ assessment of the Board’s recommendation as well as the consideration to be paid in the business combination. We may have further comment.

Response to Comment 10

In response to the Staff’s comment, the Registrant has revised its disclosure on page 106 through 107 of the Registration Statement to include the management projections, which were previously disclosed in the Fathom Investor Presentation publicly filed by Altimar II on July 16, 2021.

Unaudited Pro Forma Combined Financial Information, page 170

11.

We note no reference to a pro forma balance sheet and pro forma interim statement of operations in your introductory paragraphs. Please revise the section to include the formatted tables and address the basis on which you will present that information in your introductory paragraphs. Otherwise, please advise us. Refer to Rule 11-02 of Regulation S-X.

Response to Comment 11

In response to the Staff’s comment, the Registrant has revised its disclosure on page 184 through 189 of the Registration Statement to include a pro forma balance sheet and pro forma interim statement of operations.

12.

We note from your introduction and on page 5 that you define “Fathom OpCo” to mean Fathom Holdco, LLC. Similarly on page 5 you define “Fathom” as the combined company following the consummation of the Business Combination, and its consolidated subsidiaries. However, in MD&A and other sections, including the discussion of pro forma results, you appear to give different meanings to the same terms. For example, in MD&A it appears that you use “Fathom” to mean Fathom Holding LLC and in the Executive Compensation section you use “Fathom Group” to refer to the same entity. Further, on the pro forma tables on pages 225 you include a column for Fathom Holdco, LLC as well as another column that appears to be

United States Securities and Exchange Commission

September 20, 2021

adjusting for results of Fathom OpCo. Please revise to clearly define the terms you are using for these entities and to consistently use them as defined throughout the document.

Response to Comment 12

In response to the Staff’s comment, the Registrant has revised its disclosures in the Registration Statement.

13.

We note differences between the 2020 Pro Forma Fathom OpCo amounts presented on page 176 and the 2020 Pro Forma results for Fathom OpCo presented in the table on page 224. Please reconcile for us the differences in the amounts and explain why such differences are appropriate. Otherwise, revise the filing to eliminate the inconsistency.

Response to Comment 13

In response to the Staff’s comment, the Registrant has revised its disclosure on page 251 to provide further details about the assumptions used in preparing the supplemental pro forma financial information within Management’s Discussion and Analysis. The Registrant advises the Staff that the supplemental pro forma financial information included in Management’s Discussion and Analysis on page 258 of the Registration Statement does not give pro forma effect to transactions that have occurred or are expected to occur during the year ended December 31, 2021, since doing so would cause the supplemental pro forma results of operations for the years ended December 31, 2020 and December 31, 2019 to lack comparability. As indicated on page 184 of the Registration Statement, the pro forma financial information on page 193 does include the transactions that occurred and those expected to occur during the year ended December 31, 2021. The Registrant has further revised the Registration Statement to remove pro forma adjustments for transaction costs that have already been recorded in the historical results of Fathom Holdings, LLC. Differences in pro forma adjustments between the pro forma financial information on pages 193 and 258 of the Registration Statement are attributable to interest expense on the debt that was issued in conjunction with the acquisitions made during 2021, which is not reflected in the pro forma financial information on page 258 of the Registration Statement due to the aforementioned differences in pro forma assumptions.

Voting Restrictions in Connection with Shareholder Meeting, page 180

14.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response to Comment 14

In response to the Staff’s comment, the Registrant has revised its disclosure on page 204 of the Registration Statement to clarify that no such shareholders received consideration to waive their respective redemption rights.

Non-GAAP Information

Adjusted EBITDA, page 209

15.

We note from the Statements of Cash Flows on page F-23 that Fathom OpCo reported a change in fair value of contingent consideration in both 2020 and 2019. Please explain to us why you have only adjusted for the 2020 amount in your reconciliation to net loss. In addition, revise footnote (2) to your reconciliations on pages 41 and 209 so that they are consistent, or advise us. Further, please provide us with an itemized list of the type of costs and related amounts included in the ‘Other non-operating costs’ adjustment for each of 2020 and 2019.

Response to Comment 15

In response to the Staff’s comment, the Registrant has revised the reconciliations of net loss to Adjusted EBITDA on pages 45 and 235 for the following: (1) the adjustment for the change in fair value of contingent consideration has been updated for consistency with the disclosures on pages F-57 and F-89 for the interim and annual reporting periods, respectively, and (2) ‘Transaction-related costs’ has been replaced with ‘Acquisition expenses,’ which is consistent with the disclosures on pages F-57 and F-89 of the interim and annual reporting periods, respectively, and (3) Loss on extinguishment of debt has been added as new line item, and the corresponding amount in the 2021 interim period reclassified out of ‘Other non-operating costs,’ and (4) ‘Other non operating costs’ has been updated to ‘Non-recurring and non-cash costs.’

An itemized list of the type of costs and related amounts included in ‘Non-recurring and non-cash costs’ adjustment for the annual and interim reporting periods is provided as follows:

For the year ended December 31, 2020:

•	$0.9 million of management fees paid to Fathom OpCo’s previous owners

•	$1.0 million in fees to primarily to management consultants for strategic insights into initial branding, technology, recruiting, and market studies

•	$0.2 million in severance payments primarily related to the closing of a facility in China

•	$0.7 million in a one-time retention bonus paid to a key employee

•	$0.5 million in integration costs such as information technology, accounting, tax, and human resources management for acquired businesses

For the year ended December 31, 2019:

•	$0.4 million of management fees paid to Fathom OpCo’s previous owners

•	$0.2 million of integration costs for project management, technology infrastructure, and human resources integration

•	$0.3 million in costs paid to advisors for initial strategy development at MCT, which was acquired during the year

•	$0.3 for certain one-time employee expenses related to the acquisition of MCT

•	$0.1 for a one-time, non-recurring expense for participation in a manufacturing efficiency program which was begun and discontinued during the year

For the six months ended June 30, 2021:

•	$1.5 million in loan prepayment penalties

•	$(1.6) million gain on loan forgiveness

•	$0.8 million of management fees paid to Fathom OpCo’s previous owners

•	$1.2 million of integration costs for professional services, relocation costs, legal, and other contractors related to acquisitions made during the period

•	$0.3 million in inventory costs related to the step-up to fair value as part of purchase accounting

•	$0.3 million in one-time costs relating to the winding down of a facility in China.

•	$0.2 million in costs related to the Covid-19 pandemic

•	$0.3 of miscellaneous one-time and non-recurring costs primarily related to litigation, website development for a special project, and environmental costs

For the six months ended June 30, 2020:

•	$0.3 million in management fees paid to Fathom OpCo’s previous owners

•	$0.4 million in integration costs related to acquisitions made in September and November of 2019

•	$0.2 million relates to costs incurred to consultants primarily for initial development of strategies for sales and marketing

Critical Accounting Policies and Use of Estimates

Revenue Recognition from Contracts with Customers, page 219

16.

You disclose here that on January 1, 2019, the company adopted ASC 606, Revenue from Contracts with Customers, using the modified retrospective approach and that the adoption of ASC 606 did not have a material impact on your Consolidated Financial Statements. Please reconcile these disclosures with those on page 222 indicating that during the year ended 2020, the company adopted the FASB Accounting Standards Update 2014-09, Revenue from Contracts with Customers. Otherwise, revise the filing to eliminate this inconsistency.

United States Securities and Exchange Commission

September 20, 2021

Response to Comment 16

The Registrant respectfully advises the Staff that the Company adopted ASC 606 on January 1, 2019 using the modified retrospective approach and the Company’s adoption of ASC 606 did not have a material impact on the Company’s Consolidated Financial Statements. In response to the Staff’s comment, the Registrant has revised its disclosure on page 247 of the Registration Statement to eliminate the inconsistency.

Financial Statements, page F-1

17.	Please update your financial statements to comply with the requirements of Rule 3-12 of Regulation S-X.

Response to Comment 17

In response to the Staff’s comment, the Registrant has revised its Registration Statement to include the Unaudited Interim Financial Statements of Altimar Acquisition Corp. II as of and for the six months ended June 30, 2021 and the Unaudited Interim Financial Statements of Fathom Holdco, LLC as of June 30, 2021 and for the six months ended June 30, 2021 and 2020. In addition, in response to the Staff’s comment, the Registrant has revised the Index to Financial Statements on page F-1 of the Registration Statement.

Report of Independent Accounting Firm, page F-18

18.

We note the auditor’s report on the consolidated financial statements of Fathom Holdco, LLC has not been dated with regard to the Note 19, Segments. A signed, dated, and unrestricted auditor´s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Response to Comment 18

In response to the Staff’s comment, the Registrant notes that a signed, dated, and unrestricted auditor’s report related to the Consolidated Financial Statements of Fathom Holdco, LLC has been included in our revised Registration Statement on page F-23.

Revenue, page F-38

19.

In the risk factor on pages 55-56, you refer to possible increases in your warranty costs. Please revise to provide the disclosures required by ASC 460-10-50-7 and 50-8 relating to the warranties you provide to customers, including a roll forward of your product warranty liability activity for each period presented.

Response to Comment 19

In response to the Staff’s comment, the Registrant has revised its disclosure regarding warranties in the “Risk Factors” section on pages 60 and 61 of the Registration Statement. The revision removed such reference as warranty-related balances are immaterial and there is no history of significant warranty claims. The Registrant does not provide its customers with warranties beyond merchantability. Further, the Registrant’s customers assume liability upon acceptance of goods delivered, and, therefore, the Registrant’s liability is mitigated in relation to issues with end products and end users, further limiting the Registrant’s warranty exposure.

Segment Reporting, page F-51

20.

We note from page F-31 that the primary reason for your 2019 acquisition of ICO Mold was to both expand the company’s capabilities into injection molding with high-quality manufacturing and industrial technology companies in North America and expand manufacturing capability in China. On page F-24 you identify Shenzhen, China as one of your principle areas of operations. Please describe to us the nature and size of your operations in China. Tell us how you considered those operations in concluding that the geographic area disclosures called for by ASC 280-10-50-41 were not required.

United States Securities and Exchange Commission

September 20, 2021

Response to Comment 20

The Registrant respectfully advises the Staff that Fathom OpCo’s operations in China are conducted solely by ICO Mold (Shenzhen), LLC (“ICO Mold China”). ICO Mold China is wholly owned by ICO Mold, LLC (“ICO Mold US”), which is based in the U.S. The ICO Mold China operations are conducted at a single facility in Shenzhen, China. Fathom OpCo’s accounting policy for attributing sales to geographies is based on the location of the customer. For the year-ended December 31, 2020, ICO Mold China’s revenues were $5.9M, $5.9M of which were intercompany sales with ICO Mold US and $0.0M of which were sales to customers based in China.

As of December 31, 2020, ICO Mold China had $0.1M of long-lived assets that were included in Fathom HoldCo, LLC’s Consolidated Statement of Financial Position.

The Registrant respectfully advises the Staff that Fathom OpCo considered the guidance in ASC 280-10-50-41 and understand that separate geographic areas disclosures are only required if material. Thus, Fathom OpCo determined that disclosure of revenues and long-lived assets for our operations in China is not required because its long-lived assets based in China and its sales to customers based in China are not material to the Consolidated Financial Statements of Fathom HoldCo, LLC.

21.	Please briefly describe to us the change in segments referenced in the dual dating of your auditor’s report.

Response to Comment 21

The Registrant respectfully advises the Staff that on April 30th, 2021, CORE completed a reorganization whereby the interests in both MCT Holdings and Incodema Holdings were contributed to Fathom HoldoCo LLC. Prior to the reorganization, each of MCT Holdings and Incodema Holdings had distinct and separate management, legal and operating structures that resulted in two reportable segments in accordance with the guidance of ASC 280, Segment Reporting. It was upon this reorganization on April 30th, 2021 and change to a new management operating structure and how the CODM allocates resources and assess performance against the resource allocation decisions that Fathom HoldCo LLC determined that it only has one reportable segment in accordance with the guidance in ASC 280, Segment Reporting. As ASC 280 requires that, upon a change in reportable segments, the change be retrospectively applied to prior periods, the Registrant determined that it was appropriate to retrospectively apply the change in segment reporting to Fathom HoldCo LLC’s Consolidated Financial Statements for the year ended December 31, 2020.

Exhibits

22.

Please file the exhibit required by Item 601(b)(8) of Regulation S-K. In this regard, we note the disclosure that the parties “intend” to have the merger qualify as a reorganization. If counsel cannot provide a “will” opinion regarding the tax consequences of the transaction, it should explain the reasons for the uncertainty and the disclosure should describe the risks to investors.

Response to Comment 22

In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has reviewed the disclosure under the heading “Certain Material U.S. Federal Income Tax Considerations” in light of the Staff’s comment and the guidance provided by Staff Legal Bulletin No. 19. The Registrant respectfully submits that it believes that, based on the grounds set forth below, pursuant to Staff Legal Bulletin No. 19, (i) it is not required to file a tax opinion as an exhibit to the Registration Statement and (ii) the disclosure is not required to be revised.

Section III.A.1. of Staff Legal Bulletin 19 provides, in relevant parts, that Item 601(b) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing” (emphasis added). Because the disclosure, as currently drafted, does not contain a representation as to the Intended Tax Treatment (as defined below), the Registrant believes that the requirements with respect to a tax opinion (either in the long-form or the short-form) or with respect to the disclosure, as set forth in Section III of Staff Legal Bulletin 19, do not apply to the filing.

While the Registrant and Fathom intend that, for U.S. federal income tax purposes, the Business Combination contemplated by the Business Combination Agreement qualifies as a “reorganization” within the meaning of Section 368(a) (“Section 368”) of the Internal Revenue Code, as amended (the “Code”) (the “Intended Tax Treatment”), due to inherent uncertainty in the application of certain technical requirements of Section 368 to the specific facts of the Business Combination, the Business Combination may not qualify for the Intended Tax Treatment. The disclosure, as currently drafted, further states that, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with investment-type assets, such as Altimar II, the qualification of the Business Combination as a reorganization is not free from doubt.

Additionally, as stated in the disclosure as currently drafted, the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Business Combination will qualify as a reorganization, and neither Fathom nor the Registrant intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. Consequently, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court will not sustain such a challenge by the IRS. Based on the above, the Registrant submits that neither the Registrant nor any other party to the Business Combination makes any representations or provides any assurances regarding the tax treatment of the Business Combination.

United States Securities and Exchange Commission

September 20, 2021

General

23.

Please disclose in the Questions and Answers and prospectus summary that the CORE Investors will have the ability to influence your business and affairs through their beneficial ownership of approximately 45% of your Class A common stock and Class B common stock, and that you will enter into an Investor Rights Agreement with the CORE Investors which will provide for an initial eleven-person board of directors, consisting of ten individuals to be designated by the CORE Investors, and one independent director to be mutually agreed by the CORE Investors and the Sponsor. Disclose that the CORE Investors will have certain continued nomination rights for a number of directors ranging from the majority of the board of directors to one director. Revise the diagram on page 28 to show how the CORE Investors factor into the Post-Combination Fathom Structure and include percentages of ownership for each of the parties represented in the diagram.

Response to Comment 23

In response to the Staff’s comment, the Registrant has revised the Questions and Answers on pages 15 and 16 and the prospectus summary on page 38. The Registrant has also added a summary form of this disclosure to the “Summary of Risk Factors” appearing in the prospectus summary on page 40. In addition, the diagram appearing in the prospectus summary on page 30 and in “THE BUSINESS COMBINATION AGREEMENT – Post-Business Combination Ownership Structure” on page 114 has been revised as requested.

24.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response to Comment 24

In response to the Staff’s comment, the Registrant has provided additional disclosure on pages 98 and 99 to discuss, and quantify, the risk that Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

25.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response to Comment 25

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 99 to clarify that Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-Business Combination company, as well as to quantify this risk with numerical examples.

26.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response to Comment 26

In response to the Staff’s comment, the Registrant has revised the Registration Statement on page 75 to include a new risk factor relating to the material risks to unaffiliated investors presented by taking Fathom public through a merger rather than an underwritten offering. In addition, the Registrant has added a summary version of this risk factor the prospectus summary on page 41.

United States Securities and Exchange Commission

September 20, 2021

27.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response to Comment 27

The Registrant acknowledges the Staff’s comments and respectfully advises the Staff that it previously disclosed on pages 24, 37, 41, 78-79, 137 and 265-267 of the Registration Statement all material interests in the transaction held by the Sponsor and the Registrant’s officers and directors. Furthermore, the Registrant respectfully advises the Staff that it previously disclosed on pages 106-107 of the Registration Statement that its directors reviewed and considered these material interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Altimar II Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.

28.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response to Comment 28

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 201 and 202 to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including a zero redemption, low redemption, high redemption and maximum redemption scenario.

29.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response to Comment 29

In response to the Staff’s comment, the Registrant has revised its disclosure on page 99 of the Registration Statement.

30.	Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.

Response to Comment 30

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 98 and 99 of the Registration Statement.

United States Securities and Exchange Commission

September 20, 2021

****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	Securities and Exchange Commission

Charles Eastman

Martin James

Altimar Acquisition Corp. II

Tom Wasserman

Wendy Lai

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Keerthika M. Subramanian